First Internet Bancorp
Policy Title:	Insider Trading Policy
Category:	Board Policy
Responsibility:	CEO and CFO

Purpose
The purchase or sale of securities1 while aware of material nonpublic information, or the disclosure of material nonpublic information to others who then trade in First Internet Bancorp’s securities, is prohibited by the federal securities laws.

The Board of Directors has adopted this Insider Trading Policy (“Policy”) both to satisfy the Corporation’s2 obligation to prevent insider trading and to help its directors and officers avoid the severe consequences associated with violations of the insider trading laws. This Policy also is intended to prevent even the appearance of improper conduct on the part of anyone employed by or associated with the Corporation (not just so-called insiders).

Covered Persons
This Policy contains prohibitions on taking specified actions involving the Corporation’s securities as well as the need to obtain pre-clearance of permitted transactions. The following persons, all of whom are subject to this Policy, are referred to as the “Covered Persons”:

1.all members of the Corporation’s board of directors (“directors”), officers and employees of the Corporation, as well as members of their immediate families and others living in the same household;
2.all consultants and advisors to the Corporation whose work with or for the Corporation brings them into contact with material nonpublic information; and
3.any other person or entity, including a trust, corporation, partnership, or other association, whose transactions in the Corporation’s securities are directed by any person covered by the foregoing clauses 1 or 2 or are subject to that person’s influence or control.

Covered Entities
This Policy applies to trading in the securities of the Corporation and any other entity with which the Corporation is or may be doing business, such as customers, suppliers, or companies with which a significant transaction, such as a merger, acquisition or divestiture may be or is being considered.

1 For the purposes of this Policy, “securities” include common stock and derivative securities such as put and call options, options to acquire common stock including stock options, warrants, convertible debentures, preferred stock and debt securities such as bonds and notes.
2 Whenever the term “Corporation” is used, it shall include First Internet Bancorp and any subsidiary or affiliate of First Internet Bancorp.

Administration of this Policy
The Chief Executive Officer and Chief Financial Officer of First Internet Bancorp (the “Bancorp”) will serve as the “Authorized Officers” for the purposes of this Policy, and each may designate other Bancorp personnel with responsibility for the administration of all or portions of this Policy, subject to the Authorized Officer’s oversight. All determinations and interpretations by an Authorized Officer will be final and not subject to further review.
Policy Statement
It is the policy of the Corporation that no Covered Person may, directly or through family members or other persons or entities, (a) trade or take other action in the securities of the Corporation while aware of material nonpublic information relating to the Corporation, (b) recommend that others engage in transactions in any securities of the Corporation, (c) disclose material nonpublic information to others outside the Corporation, including but not limited to family, friends, business associates, investors, and advisors, unless such disclosure is made in accordance with the Corporation’s policies regarding the protection or authorized disclosure of such information, or (d) assist any person engaging in the foregoing activities. In addition, it is the policy of the Corporation that any Covered Person who learns of material nonpublic information about a third party with which the Corporation does business, including a customer or vendor of the Corporation, may not trade in that third party’s securities until the information becomes public or is no longer material.

There are no exceptions to this Policy, except as specifically noted herein. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are not excepted from the Policy. The securities laws do not recognize such mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Corporation’s reputation for adhering to the highest standards of conduct.

Disclosure of Information to Others – The Corporation has established procedures for releasing material information in a manner that is designed to achieve broad public dissemination of the information immediately upon its release and to avoid selective disclosure. You may not, therefore, disclose information to anyone outside the Corporation, including family members and friends, other than in accordance with those procedures. You also may not discuss the Corporation or its business in an Internet “chat room”, similar Internet-based forum or through social media.

Material Information – Material information is any information that a reasonable investor would consider important in making a decision to buy, hold or sell securities. Any information that could be expected to affect the Corporation’s stock price, whether it is positive or negative, should be considered material. Some examples of information that ordinarily would be regarded as material are:

•Projected or actual revenue, earnings or other operating results not yet released;
•Earnings or the material components thereof that are inconsistent with prior guidance or the consensus expectations of the investment community;
•A pending or proposed merger, acquisition or tender offer;
•A pending or proposed acquisition or disposition of a significant asset or business;
•A change in dividend policy, the declaration of a stock split, or an offering of additional securities;
•Significant restructuring;
•Establishment or termination of a repurchase program;
•Major marketing changes;
•A change in senior management;

•A change in auditor or notification that the auditor’s reports may no longer be relied upon;
•Pending or threatened material litigation or regulatory action, or the resolution of the same;
•Gain or loss of a significant customer or other business relationship;
•A significant cybersecurity incident, such as a data breach, or any other significant disruption of the Corporation’s operations or loss, potential loss, breach or unauthorized access of its property or assets;
•Impending bankruptcy or the existence of severe liquidity problems; or
•The imposition of an event-specific blackout, including the extension or termination of trading restrictions.

Protect Material Nonpublic Information - In order to reduce the possibility that material nonpublic information will be inadvertently disclosed:
•    You must treat material nonpublic information as confidential, exercise the utmost caution in preserving the confidentiality of that information, and should not discuss it with any other person who does not need to know it for a legitimate business purpose.
•You should refrain from discussing material nonpublic information relating to the Corporation or any public company in public places where such discussions can be overheard.
•If you become aware of any unauthorized disclosure of material nonpublic information, whether inadvertent or otherwise, you should report such disclosure immediately to the Chief Financial Officer.

Twenty-Twenty Hindsight – Remember, anyone scrutinizing your transactions will be doing so after the fact, with the benefit of hindsight. As a practical matter, before engaging in any transaction, you should carefully consider how enforcement authorities and others might view the transaction in hindsight.

When Information is “Public” – If you are aware of material nonpublic information, you may not trade until the information has been disclosed broadly to the marketplace (such as by press release) and the investing public has had time to absorb the information fully. To avoid the appearance of impropriety, as a general rule, information should not be considered fully absorbed by the marketplace until after the second full business day after the information is disseminated. If, for example, the Corporation were to make an announcement on a Monday, you should not trade in the Corporation’s securities until Thursday. If an announcement were made on a Friday, Wednesday generally would be the first eligible trading day.

Transactions by Family Members – As stated above, this Policy also applies to your family members who reside with you, anyone else who lives in your household and any family members who do not live in your household but whose transactions in Corporation securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in Corporation securities). You are responsible for the transactions of these other persons and therefore should make them aware of the need to confer with you before they trade in the Corporation’s securities.

Section 16 Reporting Persons and Required Reports – Certain directors and officers of the Corporation (the “Section 16 Reporting Persons”) are subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Authorized Officers or their designee will notify individuals who fall into this category. In addition to being required to file Section 16 reports (Forms 3, 4 and 5), the Section 16 Reporting Persons are required to file a Form 144 before making an open market sale of the Corporation’s securities. Form 144 notifies the SEC of the intention of such individuals to sell the Corporation’s securities. This form is the responsibility of the Section 16 Reporting Persons, but is often prepared and filed by the individual’s broker.

Additional Restrictions on Transactions by Corporate Insiders – Section 16 Reporting Persons and other officers and key employees of the Corporation who have been designated as “Corporate Insiders” by the Authorized Officers, as well as related parties of such individuals, are subject to additional restrictions on trading Corporation securities as set out below. The Corporation may also, from time to time, impose on all or an appropriate group of Covered Persons additional restrictions on trading Corporation securities when circumstances warrant. These additional Covered Persons restrictions will be communicated by the Authorized Officers or their designee.

Additional Procedures; Pre-Clearance of Permitted Transactions – ALL CORPORATE INSIDERS MUST OBTAIN PRE-CLEARANCE FROM ONE OF THE AUTHORIZED OFFICERS PRIOR TO MAKING ANY SALE, PURCHASE, STOCK OPTION EXERCISE, GIFT OR OTHER TRANSACTION IN THE CORPORATION’S SECURITIES, INCLUDING THE OTHER TRANSACTIONS THAT MUST BE PRE-CLEARED AS SPECIFIED IN THIS POLICY. A written request for pre-clearance should be submitted to one of the Authorized Officers in advance of the proposed transaction. A form to request pre-clearance is attached hereto as Exhibit A. The individual will be advised whether he or she should refrain from proceeding with the transaction based on information then available to the Authorized Officers or because the Corporation is in a blackout period as explained in this Policy. Once the request for pre-clearance is granted, the covered person may proceed with such transaction. However, if the individual is aware of any material, nonpublic information concerning the Corporation, he or she should refrain from trading, regardless of whether pre-clearance is obtained.

Unless revoked, a grant of permission will normally remain valid until the close of trading five (5) business days following the day on which it was granted or the stated expiration of the applicable Rule 10b5-1 plan. If the transaction does not occur or the Rule 10b5-1 plan is not entered into during the five-day (5-day) period, pre-clearance of the transaction must be re-requested.

Transactions Under Corporation Plans
Restricted Stock Awards/Units. This Policy does not apply to the vesting of restricted stock, the vesting and settlement of stock units, or the exercise of a tax withholding right pursuant to which you elect to have the Corporation withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. The Policy does apply, however, to any market sale of shares underlying a stock award or issued pursuant to stock units.
Stock Option Exercises. This Policy does not apply to the exercise of an employee stock option acquired pursuant to the Corporation’s plans, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Corporation withhold shares subject to an option to satisfy tax withholding requirements. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.
Employee Stock Purchase Plan Transactions – This Policy does not apply to purchases of securities in the Corporation’s employee stock purchase plan (“ESPP”) resulting from your periodic contribution of money to the plan pursuant to the election you made at the time of your enrollment in the ESPP. This Policy also does not apply to purchases of securities resulting from lump sum contributions to the ESPP, provided that you elected to participate by lump sum payment at the beginning of the applicable enrollment period. This Policy does apply, however, to your election to participate in the ESPP for any enrollment period, and to your sales of securities purchased pursuant to the ESPP.
Dividend Reinvestment Plan. This Policy does not apply to purchases of securities under the Corporations dividend reinvestment plan resulting from your reinvestment of dividends paid on the Corporation’s securities. This Policy does apply, however, to voluntary purchases of securities resulting from additional contributions you choose to make to the dividend reinvestment plan, and to your election to participate in the plan or increase your level of participation in the plan. This Policy also applies to your sale of any securities purchased pursuant to the plan.
Other Similar Transactions. Any other purchase of securities from the Corporation or sales of securities to the Corporation are not subject to this Policy.
Special and Prohibited Transactions
The Board has determined that there is a heightened legal risk and/or the appearance of improper or inappropriate conduct if the persons subject to this Policy engage in certain types of transactions. It therefore is the Corporation’s policy that any persons covered by this Policy may not engage in any of the following transactions, or should otherwise consider the Corporation’s preferences as described below:
Short-Swing Trading Restrictions – Section 16 Reporting Persons must also comply with the reporting obligations and limitations on short-swing trading transactions imposed by Section 16 of the Exchange Act. Among other things, Section 16 requires Section 16 Reporting Persons to pay over to the Corporation any profit realized from any purchase and sale (in either order) of the Corporation’s securities that occur within six months of each other. Section 16 and its related rules are very complex, and the Corporation encourages consultation with Authorized Officers.

Additional Prohibited Transactions – The Corporation considers it improper and inappropriate for any director, officer or other employee of the Corporation to engage in short-term or speculative transactions in the Corporation’s securities. It therefore is the Corporation’s policy that directors, officers and other employees may not engage in any of the following transactions:

    Short-term Trading – Short-term trading of the Corporation’s securities may be distracting and may unduly focus on the Corporation’s short-term stock market performance instead of the Corporation’s long-term business objectives. For these reasons, any director, officer or employee of the Corporation who purchases Corporation securities in the open market may not sell any Corporation securities of the same class during the six (6) months following the purchase (or vice versa).

    Short Sales – Short sales of the Corporation’s securities evidence an expectation on the part of the seller that the securities will decline in value, and therefore signal to the market that the seller has no confidence in the Corporation or its short-term prospects. In addition, short sales may reduce the seller’s incentive to improve the Corporation’s performance. For these reasons, short sales of the Corporation’s securities are prohibited by this Policy.

    Publicly-Traded Options – A transaction in public options is, in effect, a bet on the short-term movement of the Corporation’s stock and therefore creates the appearance that the director or employee is trading based on inside information. Transactions in public options also may focus the director’s or employee’s attention on short-term performance at the expense of the

Corporation’s long-term objectives. Accordingly, transactions in puts, calls or other derivative securities with a party other than the Corporation are prohibited by this Policy.

    Hedging Transactions – Certain forms of hedging or monetization transactions allow a director or employee to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the director or employee to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the director or employee may no longer have the same objectives as the Corporation’s other shareholders. Accordingly, all employees and directors of the Corporation, and their designees, are prohibited from purchasing any financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds), engaging in limit orders or other pre-arranged transactions that execute automatically (except for “same-day” limit orders and approved 10b5-1 plans), or otherwise engaging in transactions that are designed to or have the effect of hedging or offsetting any decrease in the market value of equity securities of the Corporation granted to them or held, direct or indirectly, by them. Notwithstanding the foregoing, employees and directors of the Corporation and their designees, may engage in general portfolio diversification transactions or investments in broad-based index funds.
    Margin Accounts and Pledges – Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in the Corporation’s securities, directors, officers and other employees are prohibited from holding Corporation securities in a margin account or making any new or additional pledges of Corporation securities as collateral for a loan.

•Standing and Limit Orders. Standing and limit orders (except standing and limit orders under approved Rule 10b5-1 Plans, as described below) create heightened risks for insider trading violations similar to the use of margin accounts. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when a director, officer or other employee is in possession of material nonpublic information. The Corporation therefore discourages placing standing or limit orders on the Corporation’s securities. If a person subject to this Policy determines that they must use a standing order or limit order, the order should be limited to short duration and should otherwise comply with the restrictions and procedures outlined below under the heading “Additional Procedures.”

Additional Procedures
Quarterly Blackout Periods – A company’s quarterly earnings are almost always viewed as material to investors. Accordingly, this Policy prohibits all Corporate Insiders from trading in the Corporation’s securities or providing instructions related to trading in the Corporation’s securities during the period commencing the last day of the Corporation’s quarter and until the second day after the quarterly earnings release. This is generally known as the “blackout period.”

Event-Specific Blackout Periods – The Corporation reserves the right to impose trading blackout periods from time to time when, in the judgment of the Corporation, a blackout period is warranted. A blackout period may be imposed for any reason, including, but not limited to, the Corporation’s involvement in a material transaction, the anticipated issuance of interim earnings guidance, or other material public announcements, occurrences, or developments. The existence of an event-specific blackout period may not be announced, or may be announced only to those who are aware of the transaction or event giving rise to the blackout period. If you are made aware of the existence of an event-specific blackout period, you should not disclose the existence of such blackout period to any other person. Individuals that are subject to event-specific blackout periods will be contacted when these periods are instituted.

Exceptions. The quarterly blackout periods and event-specific blackout periods stated above do not apply to those transactions to which this Policy does not apply, as described above under the heading “Transactions Under Corporation Plans.” Further, the requirement for pre-clearance, the quarterly trading restrictions and event-specific trading restrictions do not apply to transactions conducted pursuant to approved Rule 10b5-1 plans, described under the heading “Rule 10b5-1 Plans.”
Rule 10b5-1 Plans
U.S. Securities and Exchange Commission (“SEC”) Rule 10b5-1 provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements. In general, a 10b5-1 plan must be entered into (or modified) in good faith, not as part of a plan or scheme to evade the prohibitions of the insider trading rules and during a time when you are not aware of material nonpublic information.

Transactions by Corporate Insiders in securities of the Corporation that are executed pursuant to a plan (or modifications thereto) designed to comply with Rule 10b5-1 and pre-cleared in writing by one of the Authorized Officers are not subject to prohibition on trading on the basis of material nonpublic information or further pre-clearance approval process or blackout periods. Corporate Insiders must still adhere to this pre-clearance procedure even when, for example, he or she is assured that a major law firm has reviewed and approved the trading arrangements that a brokerage firm or bank may be suggesting.

Transactions effected under a pre-cleared 10b5-1 plan will not require further pre-clearance at the time of the transactions if the plan specifies the dates, prices and amounts of the contemplated trades, or establishes a formula for determining the dates, prices and amounts in accordance with SEC rules. The third party effecting transactions on behalf of a Corporate Insider under such 10b5-1 plan should be instructed to send duplicate confirmations of all such transactions to the Authorized Officers by the end of the day on which each transaction occurs.

Once the plan is adopted, you must not exercise any influence over the securities subject to the plan, including the amount of securities to be traded, the price at which they are traded or the date of the trade. The plan must either specify (including by formula) the amount, pricing and timing of the transactions in advance or delegate discretion on those matters to an independent party. The plan must also provide for a cooling-off period for at least the minimum period required under, and must comply with all other applicable provisions of, Rule 10b5-1(c) of the Exchange Act.

Post-Termination Transactions
This Policy continues to apply to your transactions in Corporation securities even after you have terminated your employment. If you are in possession of material nonpublic information when your employment terminates, you may not trade in Corporation securities until that information has become public or is no longer material.

Consequences
Insider trading violations are pursued vigorously by the SEC and the U.S. Attorneys and are punished severely. While the regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by their personnel. Accordingly, if the Corporation fails to take appropriate steps to prevent insider trading, the Corporation and its directors, officers and other supervisory personnel may be subject to “controlling person” liability and potential civil and criminal penalties.

The consequences of an insider trading violation can be severe:

Traders and Tippers – A person (or their tippees) who trades on inside information is subject to a civil penalty of up to three times the profit gained or loss avoided, a criminal fine (no matter how small the profit), and a jail term.

A director or employee who tips information to a person who then trades is subject to the same penalties as the tippee, even if the director or employee did not trade and did not profit from the tippee’s trading.

Control Persons – If the Corporation fails to take appropriate steps to prevent illegal insider trading, the Corporation and its directors, officers, and other supervisory personnel may be subject to liability, including both civil and criminal penalties and imprisonment.

Corporation-Imposed Sanctions – An employee’s failure to comply with the Corporation’s Insider Trading Policy may also subject the employee to sanctions imposed by the Corporation, including dismissal for cause, whether or not the employee’s failure to comply results in a violation of law. Needless to say, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish one’s reputation and irreparably damage a career. The Corporation will take every allegation of improper trading very seriously.

Corporation Assistance
Any person who has a question about this Policy or its application to any proposed transaction may obtain additional guidance from the Authorized Officers. Ultimately, however, the responsibility for adhering to this Policy and avoiding unlawful transactions rests with the individual director or employee, and not with the Corporation.

Certification
All employees of the Corporation must certify their understanding of, and intent to comply with, this Policy. A copy of the certification that all such employees must sign is enclosed.